SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Decarbonization Plus Acquisition Corporation III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

24279D105

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24279D105

1	NAME OF REPORTING PERSON D. E. Shaw Valence Portfolios, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,754,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,754,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,754,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 24279D105

1	NAME OF REPORTING PERSON D. E. Shaw & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,372,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,372,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,372,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 24279D105

1	NAME OF REPORTING PERSON D. E. Shaw & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,372,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,372,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,372,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 24279D105

1	NAME OF REPORTING PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,372,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,372,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,372,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and the Issuer

This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Shares”) of Decarbonization Plus Acquisition Corporation III (the “Issuer”). The principal executive offices of the Issuer are located at 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Item 2. Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies. The principal business of DESCO LLC is to act as a manager to certain entities, including, without limitation, Valence and D. E. Shaw Oculus Portfolios, L.L.C. (“Oculus”), each of which have beneficial ownership of certain of the Issuer’s Common Shares (as further described in Item 5 herein). The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence and Oculus, each of which have beneficial ownership of certain of the Issuer’s Common Shares (as further described in Item 5 herein). D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II Inc.”), is the managing member of DESCO LLC. David E. Shaw is the President and sole shareholder of each of DESCO Inc. and DESCO II Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In acquiring 2,754,800 Common Shares (including 1,100,000 Common Shares acquired as part of the purchase of 1,100,000 units of the Issuer in its initial public offering), Valence expended approximately $27,743,455 (excluding commissions) of its working capital. In acquiring 617,700 Common Shares, Oculus expended approximately $6,264,028 (excluding commissions) of its working capital.

Item 4.  Purpose of Transaction

Valence and Oculus acquired the Common Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. On June 15, 2021, the Issuer filed a Form 8-K disclosing it had entered into a business combination agreement and plan of reorganization with Solid Power, Inc. and certain of their affiliates. Accordingly, the Reporting Persons may not be eligible to report this position on a Schedule 13G. On August 2, 2021, Valence held 7.8% of the Common Shares and Oculus held 1.7% of the Common Shares.

The Reporting Persons and/or certain of their affiliates will review their investment in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons and/or certain of their affiliates may determine to take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time determine to:

•	acquire additional Common Shares through open market purchases or otherwise;
•	sell, dispose, trade, engage in short selling of, hedge, redeem, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise; and/or
•	continue to hold Common Shares of the Issuer.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person or any of their affiliates will take any such actions. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the SEC on June 4, 2021, there were 35,500,000 Common Shares issued and outstanding as of June 4, 2021. The 2,754,800 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 7.8% of the Common Shares issued and outstanding. The 617,700 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 1.7% of the Common Shares issued and outstanding.

DESCO LLC, as the manager of Oculus and Valence, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the Oculus Shares (collectively, the “Subject Shares”).

DESCO LP, as the investment adviser of Valence and Oculus, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On August 2, 2021, the Reporting Persons beneficially owned 9.5% of the outstanding shares. Neither DESCO LP nor DESCO LLC owns any of the Subject Shares directly, and each of DESCO LP and DESCO LLC disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Valence and Oculus, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence and Oculus, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of August 2, 2021, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Common Shares other than those set forth in Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons (or certain entities affiliated with the Reporting Persons) in the Common Shares from June 3, 2021 through August 2, 2021, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
Oculus	06/15/2021	$10.4710[2]	5,900
Valence	06/15/2021	$10.4714[3]	17,738
Oculus	06/16/2021	$10.5454[4]	10,600

[1]	Where weighted average price is used for the reported transactions, the Reporting Persons undertake to provide upon request by the SEC, full information regarding the number of shares purchased or sold at each separate price.
[2]	A weighted average price based on prices ranging from $10.38 to $10.58.
[3]	A weighted average price based on prices ranging from $10.38 to $10.58.
[4]	A weighted average price based on prices ranging from $10.47 to $10.60.

Name	Date	Price per Share	Number of Shares Purchased/(Sold)
Valence	06/16/2021	$10.5459[5]	31,900
Valence	06/17/2021	$10.6956[6]	(4,736)
Oculus	06/18/2021	$10.5762[7]	3,900
Valence	06/18/2021	$10.5760[8]	11,600
Valence	06/18/2021	$10.6023[9]	(12,590)
Oculus	06/21/2021	$10.4628	5,222
Valence	06/21/2021	$10.4628	15,762
Oculus	06/22/2021	$10.3968	18,878
Valence	06/22/2021	$10.3968	56,656
Valence	06/22/2021	$10.4667[10]	(11,834)
Oculus	06/23/2021	$10.5633[11]	29,600
Valence	06/23/2021	$10.5634[12]	88,830
Valence	06/23/2021	$10.5680[13]	(18,737)
Oculus	06/24/2021	$10.4786[14]	32,500
Valence	06/24/2021	$10.4786[15]	97,500
Valence	06/24/2021	$10.5356[16]	(44,980)
Oculus	06/25/2021	$10.5887[17]	10,900
Valence	06/25/2021	$10.5877[18]	32,800
Valence	06/25/2021	$10.5052[19]	(13,880)
Oculus	06/28/2021	$10.5741[20]	3,200
Valence	06/28/2021	$10.5728[21]	9,300
Valence	06/28/2021	$10.5231[22]	(12,796)

[5]	A weighted average price based on prices ranging from $10.47 to $10.60.
[6]	A weighted average price based on prices ranging from $10.62 to $10.80.
[7]	A weighted average price based on prices ranging from $10.54 to $10.60.
[8]	A weighted average price based on prices ranging from $10.55 to $10.60.
[9]	A weighted average price based on prices ranging from $10.55 to $10.64.
[10]	A weighted average price based on prices ranging from $10.35 to $10.59.
[11]	A weighted average price based on prices ranging from $10.51 to $10.59.
[12]	A weighted average price based on prices ranging from $10.51 to $10.59.
[13]	A weighted average price based on prices ranging from $10.51 to $10.61.
[14]	A weighted average price based on prices ranging from $10.41 to $10.49.
[15]	A weighted average price based on prices ranging from $10.41 to $10.49.
[16]	A weighted average price based on prices ranging from $10.40 to $10.63.
[17]	A weighted average price based on prices ranging from $10.43 to $10.62.
[18]	A weighted average price based on prices ranging from $10.43 to $10.62.
[19]	A weighted average price based on prices ranging from $10.40 to $10.67.
[20]	A weighted average price based on prices ranging from $10.48 to $10.65.
[21]	A weighted average price based on prices ranging from $10.48 to $10.65.
[22]	A weighted average price based on prices ranging from $10.47 to $10.68.

Name	Date	Price per Share	Number of Shares Purchased/(Sold)
Oculus	06/29/2021	$10.4544[23]	3,500
Valence	06/29/2021	$10.4537[24]	10,600
Valence	06/29/2021	$10.4755[25]	(13,752)
Oculus	06/30/2021	$10.4351[26]	2,600
Valence	06/30/2021	$10.4334[27]	8,000
Valence	06/30/2021	$10.4169[28]	(5,278)
Oculus	07/01/2021	$10.3500	86
Valence	07/01/2021	$10.3500	14
Oculus	07/02/2021	$10.3000	12
Oculus	07/06/2021	$10.2643[29]	205
Valence	07/06/2021	$10.2579[30]	600
Valence	07/06/2021	$10.3000	(805)
Oculus	07/15/2021	$10.0044	50,577
Valence	07/15/2021	$10.0044	151,600
Oculus	07/16/2021	$10.0156	39,782
Valence	07/16/2021	$10.0156	119,300
Oculus	07/21/2021	$10.0554[31]	400,238
Valence	07/21/2021	$10.0554[32]	1,200,812

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not Applicable.

[23]	A weighted average price based on prices ranging from $10.43 to $10.49.
[24]	A weighted average price based on prices ranging from $10.43 to $10.49.
[25]	A weighted average price based on prices ranging from $10.41 to $10.53.
[26]	A weighted average price based on prices ranging from $10.32 to $10.46.
[27]	A weighted average price based on prices ranging from $10.32 to $10.46.
[28]	A weighted average price based on prices ranging from $10.40 to $10.46.
[29]	A weighted average price based on prices ranging from $10.24 to $10.27.
[30]	A weighted average price based on prices ranging from $10.24 to $10.27.
[31]	A weighted average price based on prices ranging from $10.02 to $10.10.
[32]	A weighted average price based on prices ranging from $10.02 to $10.10.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 15, 2021, each of Valence and Oculus entered into separate subscription agreements with the Issuer (each a “Subscription Agreement”), a sample agreement is attached as Exhibit 99.1 of the Form 8-K filed by the Issuer on June 15, 2021, pursuant to which Valence and Oculus agreed to purchase 1,125,000 Common Shares and 375,000 Common Shares, respectively, at a price of $10.00 per share in a private placement (the “PIPE”). The closing of the PIPE pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the business combination. The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, which is identified as Exhibit 2 to this Schedule 13D, and incorporated herein by reference.

On August 2, 2021, Valence held 347,058 warrants to purchase shares of the Issuer’s common stock (each a “Public Warrant”). The Public Warrants are governed by the terms of the Warrant Agreement (the “Warrant Agreement”) dated March 23, 2021 between the Issuer and Continental Stock Transfer & Trust Company (the “Warrant Agent”), attached as Exhibit No. 4.1 of the Form 8-K filed by the Issuer on March 26, 2021. Each whole Public Warrant entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment described therein, at any time commencing on the later of: (i) 30 days after the completion of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”) and (ii) the date that is twelve (12) months from the date of the closing of the initial public offering, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (w) the date that is five (5) years after the date on which the Company completes its initial Business Combination, (x) the liquidation of the Company, (y) the Redemption Date (as defined in the Warrant Agreement), or (z) the Expiration Date (as defined in the Warrant Agreement). The foregoing description of the Public Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement, which is identified as Exhibit 3 to this Schedule 13D, and incorporated herein by reference.

These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated August 2, 2021.

Exhibit 2	Form of Subscription Agreement, dated June 15, 2021, between Issuer and subscribers (incorporated by reference to Exhibit 99.1 to Issuer’s Form 8-K filed on June 15, 2021).

Exhibit 3	Warrant Agreement, dated March 23, 2021, between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed on March 26, 2021).

Exhibit 4	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated March 1, 2017.

Exhibit 5	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated March 1, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 4 and 5, and incorporated herein by reference.

Dated: August 2, 2021

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw